Exhibit 99.1

ODDITY TECH REPORTS RECORD THIRD QUARTER RESULTS, EXCEEDS GUIDANCE AND RAISES FULL YEAR REVENUE AND PROFIT OUTLOOK

NEW YORK, Nov. 7, 2023 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the third quarter and nine months ended September 30, 2023.

“Our third quarter is our best third quarter ever, exceeding our guidance. We delivered net revenue growth of 60% and adjusted EBITDA of $91 million in the first nine months of 2023, and are increasing our sales and profit outlook for the full year,” said Oran Holtzman, ODDITY co-founder and CEO. “We continue to deliver excellent growth and profitability for IL MAKIAGE and SpoiledChild, while building powerful engines to scale our business and expand our lead in 2024 and beyond. Our business continues to fire on all cylinders and is the strongest it has ever been. Our large investments in technology and data capabilities over the past five years are enabling us to continue to grow fast without damaging our high margins and strong profitability.

ODDITY achieved a number of objectives during the third quarter, supporting strong financial performance today and positioning the business for the future. These include:

•	Better-than-expected financial results for the third quarter and an improved outlook for the full year 2023.
•	Excellent, profitable growth at both IL MAKIAGE and SpoiledChild brands across markets and products.
•	Progress in the ODDITY LABS molecule discovery platform, powered by the Revela integration, including tripling the lab headcount with majority PhD hires.
•	Strong financial position including $164 million of cash, restricted cash, and short-term deposits, with no debt on the balance sheet. This cash position was supported by $78 million of free-cash flow year-to-date.

“We are pleased with our third quarter results, which exceeded the initial guidance we issued in August, as well as the preliminary results we reported in October across sales, gross profit, and adjusted EBITDA. The upside relative to our guidance was driven in part by stronger repeat sales relative to our previous outlook. We reinvested a portion of this revenue upside against future growth initiatives including new brands and markets, which is consistent with our commitment to long-term reinvestment,” said Lindsay Drucker Mann, ODDITY Global CFO. “Our superior financial results in the third quarter reflect the strength of our model, and our significant runway for profitable growth ahead. The third quarter upside, combined with strong momentum in the fourth quarter, leads us to increase our full year outlook across all key financial metrics.”

Third Quarter Fiscal 2023 Financial Highlights1:

Results for the third quarter ended September 30, 2023 are presented below in comparison to the same period in the prior year:

•	Net revenue was $94 million compared to $69 million in the third quarter of 2022, representing a 37% year-over-year increase.
•	Gross profit was $66 million compared to $47 million in the third quarter of 2022, representing a 41% year-over-year increase. Gross margin was 70.3%, expanding 217 bps versus gross margin of 68.1% in the third quarter of 2022.
•	Net income was $3.8 million compared to $2.8 million in the third quarter of 2022. Net income margin was 4.1% compared to 4.0% in the third quarter of 2022.
•	Adjusted net income was $13.0 million compared to $3.9 million in the third quarter of 2022, representing a 231% year-over-year increase. Adjusted net income margin was 13.8% compared to 5.7% in the third quarter of 2022.
•	Adjusted EBITDA was $21 million compared to $6.4 million in the third quarter of 2022, representing a 227% increase. Adjusted EBITDA margin was 22.0%, expanding 1280 bps versus adjusted EBITDA margin of 9.2% in the third quarter of 2022.
•	The weighted average number of outstanding shares used in computing our basic earnings per share (“EPS”) was 56.4 million and 53.3 million for the third quarter of 2023 and 2022, respectively. The weighted average number of outstanding shares used in computing our diluted EPS and Adjusted Diluted EPS was 61.4 million and 56.2 million for the third quarter of 2023 and 2022, respectively.
•	Diluted earnings per share (“EPS”) were $0.06 compared to $0.05 in the third quarter of 2022. Adjusted Diluted EPS were $0.21 compared to $0.07 in the third quarter of 2022.
•	Cash and cash equivalents, restricted cash, and short-term deposits were $164 million, with no outstanding debt as of September 30, 2023.

1 Results greater than $10 million have been rounded to the nearest million.

The table below sets forth our actual results for the three months ended September 30, 2023 and the low and high end of our initial guidance range regarding our results for the third quarter of 2023 as issued August 9, 2023 (“Initial Guidance”).

	Three months ended September 30, 2023
	Actual Results	Initial Guidance Low End	Initial Guidance High End
Net Revenue Growth	37.0%	18.0%	23.0%
Gross Margin	70.3%	67.5%	67.5%
Adjusted EBITDA Margin	22.0%	20.0%	21.5%
Adjusted Diluted EPS	$0.21	$0.13	$0.15

Financial Outlook:

Based on the strong third quarter results, ODDITY is raising its outlook for 2023 to reflect higher revenue, profit margins, and earnings than previously expected.

ODDITY is providing the following guidance for the full year ending December 31, 2023:

•	Net revenue between $493 million and $497 million, above our prior expectation for $475-480 million, and now representing year-over-year growth between 52% and 53% as compared to our prior expectation of between 46% and 48%.
•	Gross margins of approximately 70.0%, above our prior expectation of 69.5%.
•	Adjusted EBITDA between $104 million and $105 million, above our prior expectation of between $96 million and $101 million.
•	Adjusted EBITDA margin of 21.0%, at the top end of our prior expectation of 20.0-21.0%
•	Adjusted Diluted EPS between $1.21 and $1.23, above our prior expectation of $1.11-1.17. This assumes a tax rate of approximately 25.5% and average fully diluted shares of approximately 60 million.

	Current FY2023 Outlook	Prior FY2023 Outlook
Net Revenue	$493-497 million	$475-480 million
Gross Margin	70.0%	69.5%
Adjusted EBITDA	$104-105 million	$96-101 million
Adjusted Diluted EPS	$1.21-1.23	$1.11-1.17

ODDITY is providing the following guidance for the fourth quarter ending December 31, 2023:

•	Net revenue between $82 million and $85 million, representing year-over-year growth between 22-26%.
•	Gross margin of approximately 66.0%.
•	Adjusted EBITDA between $13 and $14 million, representing Adjusted EBITDA margin of between 15.5-16.5%.
•	Adjusted Diluted EPS between $0.10 and $0.12. This assumes a tax rate of approximately 35% and average fully diluted shares of approximately 63 million.
•	Stock-based compensation expense is expected to be approximately $8 million in the fourth quarter of 2023.

Current 4Q 2023 Outlook
Net Revenue	$82-85 million
Gross Margin	66.0%
Adjusted EBITDA	$13-14 million
Adjusted Diluted EPS	$0.10-0.12

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin and Adjusted Diluted EPS are non-GAAP financial measures. Please see the sections titled “Non GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted Diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. However, for the fourth quarter and full year 2023, ODDITY expects stock-based compensation expense as set forth above. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

The financial outlook figures presented above are forward-looking statements that are subject to a variety of assumptions and estimates. Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q3 2023 financial and business results and outlook is scheduled for tomorrow, November 8, 2023, at 8:30 a.m. ET. To participate, please dial 1-844-826-3035 (US) or 1-412-317-5195 (international) and the conference ID 10183310. A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (international). An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included the following non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin and Adjusted Diluted EPS. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring adjustments. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring adjustments and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. [These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the fourth quarter 2023 and the full year ending December 31, 2023.These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel and the Middle East generally, including as a result of geopolitical conflict; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed pursuant to Rule 424(b) with the Securities and Exchange Commission on July 18, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves over 40 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollar in thousands (except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	Unaudited
Net revenue	$94,474	$68,948	$411,439	$257,021

Cost of revenue	28,060	21,976	120,695	83,101

Gross profit	66,414	46,972	290,744	173,920

Selling, general and administrative	60,102	43,251	222,878	146,113

Operating income	6,312	3,721	67,866	27,807

Financial expenses (income), net	(2,146)	138	(2,883)	(1,548)

Income before taxes on income	8,458	3,583	70,749	29,355

Taxes on income	4,624	830	17,328	6,967

Net income	$3,834	$2,753	$53,421	$22,388

Basic earnings per share of Class A and Class B ordinary share and Redeemable A share (**)	$0.07	$0.05	$0.97	$0.427

Diluted earnings per share of Class A and Class B ordinary share and Redeemable A share (**)	$0.06	$0.05	$0.92	$0.40

(**)       Issued and outstanding share information adjusted for the issuance of Class B ordinary shares and additional Redeemable A shares in February 2022 and for the share split effected by way of issuance of bonus shares in July 2023.

ODDITY TECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	September 30,	December 31,
	2023	2022
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$63,897	$40,955
Short-term deposits and restricted cash	100,202	20,159
Trade receivables	7,971	7,576
Inventory	70,253	70,230
Prepaid expenses and other current assets	10,107	7,013

Total current assets	252,430	145,933

LONG-TERM ASSETS:
Property, plant and equipment, net	9,338	9,468
Goodwill and intangible assets, net	101,437	43,037
Operating lease right-of-use assets	14,348	13,278
Other assets	5,855	4,692

Total long-term assets	130,978	70,475

Total assets	$383,408	$216,408

ODDITY TECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (except share and per share data)

	September 30,	December 31,
	2023	2022
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$41,759	$44,807
Other accounts payable and accrued expenses	54,234	37,792
Short-term debt and current maturities of long-term debt	-	3,917
Current maturities of operating lease liabilities	3,723	3,890

Total current liabilities	99,716	90,406

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	8,922	8,076
Other long-term liabilities	3,787	6,946

Total liabilities	112,425	105,428

COMMITMENTS AND CONTINGENCIES

Redeemable A shares	-	12,275

SHAREHOLDERS' EQUITY:
Share capital and additional paid-in capital	172,580	53,723
Cumulative translation adjustments	1,738	1,738
Retained earnings	96,665	43,244

Total shareholders' equity	270,983	98,705

Total liabilities and shareholders' equity	$383,408	$216,408

ODDITY TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2023	2022
	Unaudited
Cash flows from operating activities:
Net income	$53,421	$22,388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,234	3,310
Share-based compensation	16,604	5,019
Deferred income taxes	(58)	(665)
Increase in trade receivables	(395)	(3,237)
Increase in prepaid expenses and other receivables	(3,024)	(1,293)
Decrease (increase) in inventory	254	(12,676)
Decrease in trade payables	(3,048)	(7,377)
Increase in other accounts payable and accrued expenses	9,616	14,528
Operating lease ROU assets and liabilities, net	(391)	(1,547)
Other	337	826

Net cash provided by operating activities	79,550	19,276

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,582)	(2,035)
Capitalization of software development costs	(2,440)	(3,783)
Purchase of other intangible assets	-	(340)
Investments in short-term deposits	(80,000)	(15,000)
Other investments	(1,879)	-
Cash paid in conjunction with acquisition, net of cash acquired	(23,173)	-

Net cash used in investing activities	(109,074)	(21,158)

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	55,410	-
Proceeds from exercise of options	1,671	34
Repayment of loans and borrowings	(4,313)	(276)
Other	-	648

Net cash provided by financing activities	52,768	406

Effect of exchange rate fluctuations on cash and cash equivalents	(259)	(1,336)

Net increase (decrease) in cash, cash equivalents and restricted cash	22,985	(2,812)
Cash, cash equivalents and restricted cash at the beginning of the period	43,114	30,889

Cash, cash equivalents and restricted cash at the end of the period	$66,099	$28,077

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$3,834	$2,753	$53,421	$22,388
Financial (income) expenses, net	(2,146)	138	(2,883)	(1,548)
Taxes on Income	4,624	830	17,328	6,967
Depreciation and amortization	2,234	1,096	6,234	3,310
Share-based compensation	12,234	1,519	16,604	5,019
Non-recurring adjustments	-	21	300	701
Adjusted EBITDA	$20,780	$6,357	$91,004	$36,837

Reconciliation of Net Income and Adjusted Net Income
Net Income	$3,834	$2,753	$53,421	$22,388
Share-based compensation	12,234	1,519	16,604	5,019
Non-recurring adjustments	-	21	300	701
Tax impact	(3,058)	(357)	(4,012)	(1,388)
Adjusted Net Income	$13,010	$3,936	$66,313	$26,720

Diluted earnings per share	$0.06	$0.05	$0.92	$0.40
Adjusted diluted earnings per share	$0.21	$0.07	$1.14	$0.48

Reconciliation of net cash provided by operating activities to free cash flow

	Nine Months Ended September 30,
	2023	2022
	(Unaudited)
Net operating cash flow	$79,550	$19,276
Purchase of property and equipment	(1,582)	(2,035)
Free cash flow	$77,968	$17,241